Erika L. Robinson
July 21, 2008
+1 202 663 6402 (t)
+1 202 663 6363 (f)
erika.robinson@wilmerhale.com

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC  20549

Attention:  Adam F. Turk

Re: OneBeacon Insurance Group, Ltd.

Registration Statement on Form S-3
Filed:  July 2, 2008
File No. 333-152078

Ladies and Gentlemen:

On behalf of OneBeacon Insurance Group, Ltd. (the “Company”), set forth below is the Company’s response to comments regarding the Registration Statement referenced above (the “Registration Statement”) contained in the letter dated July 10, 2008 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Bradford W. Rich, Esq., the Company’s Senior Vice President and General Counsel.  The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The response is keyed to the numbering of the comment and the heading used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

General

1.                                      We note that White Mountains Insurance Group, Ltd. intends to offer all of the 71,754,738 Class A common shares being registered for resale that underlie all of your outstanding Class B common shares.  Also, we note White Mountains Insurance Group, Ltd. and its subsidiaries beneficially own all of your outstanding Class B common shares representing 96.7% of your total voting interest and 74.7% of your total equity interest as of March 31, 2008.  Please revise your registration statement to identify White Mountains Insurance Group, Ltd. as an underwriter.  In the alternative, please explain to us why White Mountains Insurance Group, Ltd. should not be named as an underwriter.

For the reasons set forth below, the Company respectfully submits that White Mountains Insurance Group, Ltd. (“White Mountains”) is not an underwriter with respect to the potential

Wilmer Cutler Pickering Hale and Dorr LLP, 1875 Pennsylvania Avenue NW, Washington, DC 20006

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sales of the 71,756,738 Class A common shares underlying the Class B common shares presently owned by Lone Tree Holdings Ltd., an indirect, wholly owned subsidiary of White Mountains (“Lone Tree”), and should not be identified as an underwriter in the Registration Statement.

Background

In 2001, Fund American Companies, Inc., a subsidiary of White Mountains now known as OneBeacon U.S. Holdings, Inc., acquired all of the issued and outstanding shares of the common stock of CGU Corporation, the U.S. parent company of the group of insurance companies then known as the CGU Insurance Companies (collectively “CGU”) and currently known as the OneBeacon Insurance Group, from Aviva plc.  CGU was renamed OneBeacon Insurance Group in connection with the transaction.  In July 2006, White Mountains formed the Company for the purpose of holding certain of its property and casualty insurance businesses and in anticipation of the initial public offering of 27.6 million, or 27.6%, of the Company’s common shares to the public in November 2006 (the “IPO”).  The Company was a wholly owned subsidiary of White Mountains from that time until the IPO.

The 71,756,738 Class B common shares owned directly by Lone Tree and indirectly by White Mountains represent 96.7% of the Company’s total voting interest and 74.7% of the Company’s total equity interest.  Therefore, White Mountains has the power to elect all of the members of the Company’s Board of Directors that are elected by shareholders and has the power to control all matters requiring shareholder approval or consent.  In addition, the Company and its subsidiaries comprise one of the reporting segments in White Mountains’ consolidated financial statements.

Following the IPO, the Company has timely filed all information and reports it has been required to file with the Commission.  As of June 30, 2008, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was approximately $416 million.

Analysis

Definition of Underwriter.  White Mountains’ and Lone Tree’s status as direct and indirect parent entities of the Company excludes them from being characterized as underwriters with respect to the Company’s securities under the definition of “underwriter” in the Securities Act of 1933, as amended (the “Securities Act”).  Section 2(a)(11) of the Securities Act defines an “underwriter” as

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking….As used in this paragraph, the term ‘issuer’ shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or common control with the issuer.”

In a parent-subsidiary situation such as the one at hand, the statutory definition of underwriter classifies the parent entity as an “issuer” and therefore outside the definition of an underwriter.

This view is consistent with the Staff’s approach in the IPO and in similar offerings of subsidiary issuer stock by parent companies.  In the IPO, the Staff did not request, and the Company did not include, disclosure in the prospectus for the IPO characterizing White Mountains as an “underwriter.”  We are unaware of any other carve-out initial public offerings or follow-on offerings where the Staff has viewed the selling parent as an underwriter of the subsidiary issuer’s securities, including offerings where a substantial majority of the subsidiary issuer’s stock is sold by the parent.

White Mountains has the right to engage an underwriter to facilitate the sale of its shares of the Company’s common shares.  If it chooses to do so, then the Company will file a prospectus supplement to amend the Plan of Distribution section of the prospectus and will file the underwriting agreement as an exhibit to the Registration Statement.  Unless and until White Mountains engages an underwriter, however, we do not believe that it is appropriate for any underwriter to be identified in the Registration Statement.

Telephone Interpretations Discussed by the Staff.  In a telephone conversation on July 11, 2008, the Staff indicated that it had considered the guidance set forth by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29 (“Interpretation D-29”) and Section H, Interpretation Number 76 (“Interpretation H-76”) as the bases for its comment regarding White Mountains’ status as an underwriter.  Interpretations D-29 and H-76, however, relate to Securities Act Rule 415(a)(1)(i), which does not apply to an offering by the parent company of a registrant.  Interpretations D-29 and H-76 each state, in relevant part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Set forth below is a discussion of each of these points, which, on balance, support the Company’s view that Interpretations D-29 and H-76 are not applicable to the offering by a parent of its subsidiary’s stock:

•      Holding Period.  White Mountains has owned the equity of the Company since 2001, first by holding the equity of OneBeacon Insurance Group, the predecessor to the Company, then by holding the common shares of the Company since its formation in July 2006.

•      Acquisition of the Common Shares.  White Mountains acquired the common shares of CGU from Aviva plc, the former parent company of CGU, in 2001 in connection with the acquisition of the Company’s business, not in a capital-raising transaction by CGU.  White Mountains formed the Company and the Company became a wholly owned subsidiary of White Mountains in July 2006 in anticipation of the IPO.

•      Relationship to Issuer.  White Mountains is the indirect parent company of the Company and Lone Tree is the Company’s direct parent company.  The Company was a wholly owned subsidiary of White Mountains until the IPO in November 2006 when it became, and has since remained, a majority owned subsidiary of White Mountains.

•      Amount of Shares Involved.  White Mountains, through its subsidiary Lone Tree, intends to register the 71,754,738 Class A common shares of the Company underlying the Class B common shares presently owned by Lone Tree.  The Company is registering the shares following the exercise of registration rights by White Mountains under a Registration Rights Agreement, dated as of November 14, 2006, between the Company and White Mountains.

•      Business of White Mountains.  White Mountains is not in the business of underwriting securities and is not a registered broker-dealer.  White Mountains is an insurance holding company and, as such, invests in securities in the ordinary course of its business.  White Mountains owns approximately 19% of Symetra Financial Corporation, which has two subsidiaries that are registered broker-dealers.  The shares being registered for sale by White Mountains in the Registration Statement were acquired by White Mountains when it formed the Company, and were not acquired by White Mountains from the Company in a private placement, public offering or market purchase of investment securities.

•      Conduit of the Issuer.  White Mountains is the indirect parent company of the Company.  As in the IPO transaction, the Company will not receive the proceeds from any sales of shares by White Mountains.

Rule 415.  In our July 11, 2008 conversation, the Staff also indicated that it was concerned about the availability of Rule 415 under the Securities Act in connection with sales by White Mountains under the Registration Statement.  Under Rule 415(a)(1)(x), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary.”  The Class A common shares being registered for resale pursuant to the Registration Statement are being registered on behalf of White Mountains, an entity of which the Company is a majority-owned subsidiary.  As discussed under “Background” above, the Company has been a reporting company since November 2006, has timely filed all information and reports required to be filed with the Commission and has a public float of approximately $416 million.  Accordingly, the Company is eligible to register primary offerings on Form S-3 pursuant to General Instructions I.A and I.B.1.  Therefore, we respectfully submit that the potential sales by White Mountains and Lone Tree are eligible to be made on a shelf basis under Rule 415(a)(1)(x) and that Rule 415(a)(1)(i) is not applicable to the proposed registration.

* * *

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Mark G. Borden of this firm at (617) 526-6675.

Very truly yours,

/s/ Erika L. Robinson
Erika L. Robinson

cc:                                 Bradford W. Rich, Esq., OneBeacon Insurance Group, Ltd.

Jane P. Freedman, Esq., OneBeacon Insurance Group, Ltd.

Mark G. Borden, Esq., WilmerHale